SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)  Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

FORM 6-K: TABLE OF CONTENTS

1.    Announcement of Scottish Power plc, dated May 7, 2003, regarding 2002/03 preliminary results including fourth quarter results to March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
Registrant

Date	May 7, 2003	By:	/s/ Alan McCulloch
Alan McCulloch
Assistant Company Secretary

SCOTTISH POWER plc

2002/03 PRELIMINARY RESULTS including Fourth Quarter results to 31 March 2003

•	Full year earnings per share* of 33.71 pence, an increase of 29% year-on-year
•	Dividends per share** for the year of 28.708 pence, up 5%
•	Investment of £818 million, including £345 million for growth
•	Year end net debt down 30% at £4.3 billion
•	Dividend for each of the first three quarters of 2003/04 set at 4.75 pence per share with the balance of the total dividend to be set in the fourth quarter

Fourth Quarter			Full Year
2001/02	2002/03	£ million	2001/02	2002/03
1,537.3	1,454.8	Turnover	6,314.1	5,273.8
306.7	283.2	Operating profit	776.6	945.9
362.6	316.9	Operating profit excluding goodwill & exceptionals	944.1	1,084.9
(1,206.0)	—	Exceptionals before interest & tax	(1,326.1)	—
(1,006.6)	213.7	Profit / (loss) before tax	(938.8)	696.8
267.6	247.4	Profit before tax excluding goodwill & exceptionals	567.1	835.8
(56.24)	8.31	Earnings / (loss) per share (pence)	(53.71)	26.17
11.99	10.13	Earnings per share excluding goodwill & exceptionals (pence)	26.12	33.71
6.835	7.177	Dividends per share** (pence)	27.34	28.708

*	excluding goodwill amortisation and exceptional items
**	cash dividends, previous year excludes “dividend in specie”

ScottishPower Chief Executive, Ian Russell, said:

“This has been a year of delivery based on our consistent focus on performance. I’m pleased to announce this good set of results with profits up substantially and earnings per share* for the year up by 29%. Each of our four businesses has made significant progress towards its strategic priorities. The outlook for ScottishPower remains positive, with further improvements in performance expected from our businesses and good opportunities to invest for further growth.”

FINANCIAL OVERVIEW

ScottishPower management assess the performance of their businesses by adjusting UK GAAP statutory results to exclude items they consider to be non-recurring or non-operational in nature. In the periods presented, these items are goodwill amortisation and exceptional items. Management believes that the exclusion of these items provides a better comparison of underlying business performance. In accordance with recent guidance from the UK Listing Authority and the Auditing Practices Board, comparable UK GAAP figures have also been provided below and the full statutory results are presented in the “Profit and Loss Account” and in Note 2 “Segmental information” on pages 21 to 24 and 28 to 29 respectively.

“Year” relates to the year to 31 March 2003, and “quarter” relates to the three months to 31 March 2003, unless otherwise stated. Continuing operations are our ongoing businesses. Discontinued operations represent Southern Water, Thus and Appliance Retailing.

Turnover

Group turnover for the year to 31 March 2003 was £5,274 million, a reduction of £1,040 million on the previous year and lower by £83 million in the quarter at £1,455 million.

From continuing operations, group turnover was lower by £276 million at £5,247 million, including adverse translation movements of £205 million from the weaker US dollar. Sales were lower in PacifiCorp as a result of reduced wholesale power prices in the western US, although this was partially offset by revenue growth from our other three businesses. Group turnover from continuing operations for the fourth quarter rose by £62 million to £1,455 million, with the UK Division, the Infrastructure Division and PacifiCorp all delivering increased revenues compared to last year.

PacifiCorp’s turnover for the year was down by £481 million to £2,499 million mainly as a result of the lower wholesale prices experienced for most of the year and a £189 million adverse translation impact of the weaker US dollar. These reductions were offset in part by higher wholesale volumes and regulatory rate increases. Turnover for the quarter increased by £21 million to £609 million primarily due to an increase in short-term wholesale prices. This was partly offset by reduced wholesale, residential and commercial volumes due to recession and the adverse effect of the weaker US dollar.

Turnover for Infrastructure Division increased by £66 million for the year to £314 million and by £12 million in the quarter to £82 million. This was mainly due to increased regulated income from higher sales to third party electricity suppliers. The Division also delivered non regulated revenue growth of £28 million for the year, principally due to increased new connections from its Core Utility Solutions joint venture.

For the UK Division, turnover increased in the year by £26 million to £2,148 million and by £58 million to £683 million in the quarter. This was as a result of higher sales to retail customers, increased generation agency sales in Scotland and exports to Northern Ireland which have offset the impact of low wholesale electricity prices.

Turnover for PPM for the year increased by £113 million to £286 million, after a £16 million adverse US dollar translation impact, as the business benefited from the first full year of its long-term power contracts and the growth of its gas storage business. Turnover decreased in the quarter by £29 million to £80 million, due to an adverse translation impact and adjustments made in the fourth quarter of the prior year to gross up sales under a gas supply contract, with an offset in cost of sales.

Discontinued operations’ turnover in the year reduced from £791 million to £27 million, and in the quarter from £145 million to zero, compared to the prior year.

Operating Profit

Group operating profit increased by £169 million to £946 million for the year to 31 March 2003 and reduced by £24 million in the quarter to £283 million.

Group operating profit from continuing operations for the year was £932 million, £297 million higher than the previous year. Excluding goodwill amortisation and exceptional items, group operating profit from continuing operations increased by £270 million to £1,071 million. Our US operations delivered the majority of the increase.

PacifiCorp contributed operating profit excluding goodwill amortisation of £597 million for the year, an increase of £225 million on the previous year. This was mainly due to lower net power costs, rate increases, regulatory recoveries of excess power costs and Transition Plan benefits. Infrastructure Division’s operating profit of £368 million for the year represented an increase of £13 million mainly due to higher regulated revenues and net cost savings. The UK Division’s operating profit, excluding goodwill amortisation and exceptional items, of £78 million was consistent with the prior year with the impact of low wholesale prices mitigated by our integrated approach to managing the energy value chain and the benefit from the settlement of the Nuclear Energy Agreement (NEA) with British Energy (BE). PPM reported operating profit of £28 million for the year compared to a loss of £5 million in the previous year, with the full year benefit of assets and contracts acquired in the prior year and the continued progress made during the year in growing its portfolio of assets.

Group operating profit from continuing operations for the fourth quarter of £283 million was £15 million higher than the equivalent period last year mainly due to exceptional restructuring charges incurred in the fourth quarter of 2001/02. Excluding goodwill amortisation and exceptional items, group operating profit for continuing operations for the fourth quarter was £317 million, £7 million lower than the equivalent period last year.

In PacifiCorp, operating profit excluding goodwill amortisation fell by £8 million to £157 million in the quarter. This was due to the translation impact of the weaker dollar, increased new costs including insurance, pension and healthcare, and one-off gains in the previous year. Net cost savings helped to offset increased pension charges and contributed to improved results from Infrastructure Division, where operating profit increased by £2 million to £102 million for the quarter. For the UK Division, increased pension charges impacted results, with operating profit excluding goodwill amortisation and exceptional items of £50 million for the quarter, £5 million lower than the previous year. PPM contributed operating profit of £8 million, more than double that of the fourth quarter last year, as a result of increased contributions from its long-term sales contracts and business growth.

Operating profit from discontinued operations fell by £127 million to £14 million for the year, and by £38 million in the quarter to zero, compared to the prior year.

Goodwill amortisation charges of £139 million for the year were £10 million lower than the previous year. This was due to the demerger of Thus in March 2002 and movements in US dollar exchange rates reducing the goodwill charge for PacifiCorp. Operating profit for the year to 31 March 2002 included an exceptional reorganisation charge of £19 million This arose as a result of restructuring in the UK Division and included severance and related costs. There were no exceptional operating items in the year to 31 March 2003.

Interest

The net interest charge of £254 million for the year was £156 million lower than the charge for previous year which included exceptional interest charges of £31 million resulting from the restructuring of the debt portfolio in advance of the disposal of Southern Water. Excluding exceptional interest, the charge was £125 million lower. This was attributable to substantially lower net debt following the sale of Southern Water in April 2002, together with lower US interest rates and favourable exchange benefits from the weaker US dollar. The lower interest charge also includes a benefit of £46 million associated with our ongoing dollar hedging strategy. Pre-exceptional interest is covered by profit on ordinary activities before interest, goodwill amortisation and exceptional items 4.3 times for the year to 31 March 2003, improved from 2.5 times for the previous year.

Profit before Tax

	Continuing Operations £ million		Total Operations £ million
	2001/02	2002/03	2001/02	2002/03
Profit / (loss) before tax	276.5	685.8	(938.8)	696.8
Goodwill amortisation	(146.6)	(139.0)	(149.0)	(139.0)
Exceptionals including interest	(37.3)	—	(1,356.9)	—
Profit before tax excluding goodwill & exceptionals	460.4	824.8	567.1	835.8

Group profit before tax for the year of £697 million increased by £1,636 million on last year’s loss before tax of £939 million. This was primarily due to the exceptional items charged to the profit and loss account in the prior financial year relating to the disposal of Southern Water and Appliance Retailing. Excluding goodwill amortisation and exceptional items, group profit before tax for the year to 31 March 2003 increased by £269 million (47%) to £836 million, whilst continuing operations’ profit increased by £364 million (79%) to £825 million as a result of improved group operating profit and lower interest charges.

Taxation and Earnings per Share

The tax charge of £209 million represented an effective rate of tax (on profits excluding goodwill amortisation and exceptional items) of 25%. This represents an increase from the prior year rate of 21.5%, reflecting a higher proportion of group profits being derived from our US operations, taxed at a rate higher than in the UK. The tax rate benefits from prior period tax planning, following agreement with tax authorities on the treatment of specific items and the financial structure of the group. Going forward, the effective tax rate is expected to increase in the financial year to 31 March 2004 due to an increased proportion of US profits and lower tax planning benefits.

Group earnings per share improved from a loss of 53.71 pence for the year to 31 March 2002 to earnings of 26.17 pence for the year to 31 March 2003. Excluding goodwill amortisation and exceptional items, group earnings per share for the year were 33.71 pence, an increase of 7.59 pence (29%). For the quarter, group earnings per share, excluding goodwill amortisation and exceptional items, were 10.13 pence, 1.86 pence lower compared to the equivalent period last year, mainly due to discontinued operations and the higher tax rate.

Exceptional Items

There were no exceptional items in the year. Exceptional items in the previous financial year, including interest and tax, were £1,318 million. Included within this total were exceptional charges of £1,308 million related to the disposal of Southern Water, including the write back of goodwill previously taken to reserves, and the disposal of and withdrawal from Appliance Retailing. The other exceptional items in the previous financial year were reorganisation costs of £19 million, interest of £31 million and a tax credit on exceptional items of £39 million.

Cash Flow, Capital Expenditure and Net Debt

Operating cash flow for the year was £1,413 million, an increase of £165 million. This was mainly as a result of the improved operational performance in PacifiCorp. Group net capital expenditure in the year was £717 million, a decrease of £512 million, of which £180 million related to continuing operations and £332 million related to discontinued operations.

Net capital expenditure for continuing operations of £702 million included £160 million invested in the expansion of our electricity networks in the US and the UK, £255 million invested in the refurbishment and upgrade of the US and UK networks and £186 million spent on generation assets including new generation of £70 million. Net inflows from acquisitions and disposals of £1,899 million, including net debt disposed of, mainly represented proceeds from the sale of Southern Water partially offset by PPM’s £101 million acquisition of the Katy gas storage facility from Aquila, Inc.

Net debt at 31 March 2003 was £4,321 million, £1,887 million lower than at 31 March 2002, with the benefit of a weaker dollar also reducing the sterling value of dollar debt. Gearing (net debt / shareholders’ funds) decreased to 93%, from 131% at 31 March 2002 and net debt / ebitda (earnings before interest, tax, depreciation, goodwill amortisation, deferred income released to the profit and loss and exceptional items), improved from 4.1 times last year to 2.8 times.

Dividend

The fourth quarter dividend of 7.177 pence per share, payable on 16 June 2003, takes the full year dividends to 28.708 pence per share, consistent with our stated aim of a 5% annual increase in dividends to 31 March 2003. The ADS dividend is confirmed in a separate announcement today.

As stated at the time of announcing the proposed disposal of Southern Water, with effect from the financial year commencing 1 April 2003, ScottishPower intends to target dividend cover, based on full year earnings excluding goodwill amortisation and exceptional items, in the range 1.5 – 2.0 times and ideally towards the middle of that range. ScottishPower will aim to grow dividends broadly in line with earnings thereafter.

To implement this policy, in the absence of unforeseen circumstances, ScottishPower intends to pay an identical dividend for each of the first three quarters of each year, with the dividend for the fourth quarter representing the balance of the total dividend for each year. In respect of each of the quarters ending 30 June 2003, 30 September 2003 and 31 December 2003, ScottishPower aims to declare a dividend of 4.75 pence per share.

Pensions

As required by the transitional arrangements for FRS 17, our year end report and accounts will disclose at 31 March 2003, for our UK defined benefit pension schemes, a deficit of £231 million net of deferred tax and, for our US schemes, a deficit of $338 million net of deferred tax. With the obligation to fund other post-retirement benefits in the US, we will report a deficit under FRS 17 at 31 March 2003 of $193 million, net of deferred tax. As an indication of the volatility of these valuations, the movement in asset market values in April 2003 would have reduced the deficit for the UK schemes by 40%, and the US schemes by 5%.

The charge in the year for these pension schemes has increased from £7 million to £16 million in the UK, and from $11 million to $41 million in the US. Contribution payments to the UK schemes have recommenced. Achieving regulatory recovery of these costs is a priority and we have a focus on ensuring inclusion of any increased expense in US rate cases and the regulatory Price Control Reviews in the UK.

BUSINESS OVERVIEW

PacifiCorp

PacifiCorp is our regulated US business, with a portfolio of over 8,000 MW of power from coal, gas, renewable and hydro resources, 15,000 miles of transmission lines and a distribution system serving 1.5 million customers in six states. PacifiCorp is a leading regional integrated utility and is a key player in western energy markets. The strategic priorities of PacifiCorp set at the beginning of 2002/03 were:

•	Achieve ROE target / $1 billion EBIT by 2004/05 through:

- General rate cases

- Transition Plan

•	Manage risk and reward balance

•	Deliver excellent customer service

Operating profit for PacifiCorp increased by £233 million to £463 million for the year to 31 March 2003. Operating profit excluding goodwill amortisation for PacifiCorp for the year grew by £225 million to £597 million, as a result of regulatory rate increases and recoveries of excess power costs of £80 million, significantly lower net power costs of £257 million and continued progress in the delivery of Transition Plan benefits of £64 million in the year. These improvements were partly offset by lower transmission revenues of £19 million from reduced use of the transmission system by third parties, higher depreciation charges of £25 million, risk mitigation and project costs of £41 million, insurance, pensions, and healthcare costs of £46 million and one-off gains in the previous year and foreign exchange of £45 million. In the fourth quarter, PacifiCorp’s operating profit excluding goodwill amortisation, was £157 million, £8 million lower than the equivalent period last year, with the impact of the weaker US dollar reducing operating profits by £6 million and the additional costs mentioned above and one-off gains in the previous year being offset in part by improved margins and Transition Plan benefits.

Net capital expenditure for the year decreased by £1 million to £368 million, with £111 million invested in network growth and new generation assets, £211 million on network and generation refurbishment, and £46 million on other capital projects including information technology.

Net capital expenditure is expected to increase in 2003/04 as a result of higher generation and mining overhauls and refurbishment spend, environmental initiatives and continued investment in expanding the network. All expenditure prudently incurred is expected to earn its regulatory rate of return, and contribute to an increased rate base for PacifiCorp.

•	Achieve ROE target/$1 billion EBIT by 2004/05 through:

- General rate cases

- Transition Plan

PacifiCorp remains on track toward its target of $1 billion EBIT by 2004/05 through a combination of general rate cases and benefits derived from the Transition Plan.

General rate increases of approximately $160 million per year have been awarded to PacifiCorp from 1 April 2001 to 31 March 2003, with $31 million awarded during the year ended 31 March 2003. PacifiCorp’s regulatory strategy includes filing regular rate cases to increase revenues to recover increasing operational costs and capital expenditure, while realising our full allowed return on investment. In line with this plan, PacifiCorp filed a general rate case in Oregon in March 2003, for $58 million, representing a 7% rate increase, primarily as a result of increased costs related to insurance premiums, healthcare, pensions and other costs that are similarly affecting many other US companies. In California, testimony and hearings in PacifiCorp’s $16 million general rate case request have been scheduled to take place through May and June of 2003. PacifiCorp also plans to file in the next few weeks for general rate cases in Wyoming and Utah.

During March 2003, PacifiCorp was denied recovery of $91 million in net excess power costs in Wyoming and is currently seeking a re-hearing of this decision. Additionally, PacifiCorp continues seeking to defer and recover approximately $16 million in net excess power costs in Washington state. An order on this case is expected by early summer 2003.

Among the legislative measures approved in PacifiCorp’s service territory, Senate Bill 61 in Utah will go into effect in early summer 2003. This legislation provides an option for the Utah Public Service Commission to use a future test-year period in utility rate cases that more appropriately reflects the cost of providing service, which is necessary to reduce the period between capital investment and recovery in rates—referred to as “regulatory lag”. Reducing regulatory lag should encourage needed, cost-effective investments in utility infrastructure by companies such as PacifiCorp.

The PacifiCorp Transition Plan continues to progress on track as a key driver towards increasing profitability and supporting PacifiCorp’s regulatory objectives. Cumulative Transition Plan benefits total approximately $217 million, slightly ahead of this year’s target of $204 million and we are now two-thirds of the way towards our goal of $300 million by 2004/05. A further $25 million in Transition Plan benefits was realised during the quarter, bringing the total for the year to $99 million, a result which was achieved from a wide range of initiatives. These included new call centre technology and other process changes that helped increase employee productivity and improve customer service. In distribution, operational efficiency improvements were delivered such as Home Start, which allows overhead line crews to respond more effectively to faults. Additionally, continuing procurement cost savings and royalties from the sale of a synthetic fuel operation last year contributed to PacifiCorp’s continued delivery of the Transition Plan in 2002/03.

•	Manage risk and reward balance

PacifiCorp successfully managed power demand during the challenging summer of 2002 and winter of 2002/03 through a robust combination of existing physical resources, a weather-related hedge and peaking generation facilities. During the winter, PacifiCorp’s base of coal-fired generating resources and forward gas purchase strategy minimised the risks of natural gas price volatility. PacifiCorp remains well-positioned and is fundamentally balanced for the summer of 2003.

Our long-term Integrated Resource Plan (IRP), which seeks to identify new resource requirements to implement plans to deliver safe, reliable low-cost power to customers over the next 20 years, was filed with state regulatory commissions in January 2003. The IRP is progressing with the development of the Request for Proposals (RFP) process, under which PacifiCorp will seek bids for future generation needs. RFPs will be issued for both short-and long-term electricity requirements, including renewable energy needs. The RFP process is expected to extend until spring 2004.

The IRP and the resulting RFP process have been created to identify PacifiCorp’s future resource mix in a coordinated process with the six states in which PacifiCorp operates. As part of these processes, PacifiCorp is expecting to add the equivalent of approximately 4,000 MW of capacity through a combination of sources over the next decade. These include the addition of base load construction capacity or purchases (approximately 2,100 MW), peaking resources (approximately 1,200 MW) and purchased “shaped” power (approximately 700 MW). In addition, PacifiCorp also plans to implement demand side management programmes (up to 450 MW on average) and acquire renewable energy (approximately 1,400 MW). Among the steps involved in the IRP process will be an evaluation of potential future generation sources such as an additional generating unit at the Hunter station in Utah. The air quality permitting process has begun to enable PacifiCorp to develop this option. Prudently incurred costs of such investments are expected to be included in PacifiCorp’s future rate base.

•	Deliver excellent customer service

During 2002/03, PacifiCorp continued to enhance its customer service commitments, while maintaining retail rates that are among the lowest in the western US. Improvements include enhancing PacifiCorp’s outage communications technology to provide customers with the ability to report outages directly, thus helping to speed repairs or pinpoint potential problem areas. PacifiCorp was recognised by TQS Research of Atlanta, Georgia, for improvements with large commercial and industrial customers. Overall customer satisfaction metrics show positive results, including improved accuracy and timeliness of customer billing. In addition, PacifiCorp successfully tested a handheld meter reading system that will improve system functionality and accuracy. The new system is expected to be implemented by the summer of 2003, with further productivity improvements to follow over the next 12 months that will enhance PacifiCorp’s scheduling technology.

Based on a recent report, PacifiCorp was rated third in the US by the Department of Energy as a marketer of green energy under PacifiCorp’s Blue Sky programme. In excess of 21,000 customers have signed up for Blue Sky or other renewable products. PacifiCorp’s green pricing programme is one of the most progressive and successful in the US.

To improve customer service and reliability, PacifiCorp continues its infrastructure improvement projects in targeted areas, particularly along Utah’s Wasatch Front where there is rapidly growing demand for electricity. The scope of this $200 million investment through 2005 includes transmission line upgrades, new distribution substations, upgrades to existing distribution substations and other system enhancements. These projects will provide additional capacity to meet future load demands throughout PacifiCorp’s network, especially in high-growth areas.

INFRASTRUCTURE DIVISION

Infrastructure Division, our regulated UK wires business, is the UK’s third largest distribution company and comprises the distribution and transmission networks in our

Scottish service area, and the distribution network in Manweb, some 110,000 circuit km in total. The strategic priorities of the Infrastructure Division set at the beginning of 2002/03 were:

•	Be at or near the regulatory efficiency frontier

- Outperform operating cost targets

- Achieve better than planned output from capex

•	Achieve high standards of customer service

•	Invest consistently to add value

For the year to 31 March 2003, the Infrastructure Division reported operating profit of £368 million, an increase of £13 million on last year. Higher regulated income of £9 million and net cost reductions of £18 million were partly offset by higher depreciation, operational rates, insurance and pension costs of £14 million. For the quarter, operating profit improved by £2 million to £102 million compared to the equivalent period last year, as the Division delivered net cost reductions of £12 million, partly offset by lower regulated income and higher pension costs.

The Infrastructure Division invested net capital expenditure of £230 million during the year, an increase of £32 million compared to the year to 31 March 2002. Of this, £141 million was invested in network refurbishment, £68 million on network expansion and £21 million on other capital projects.

Net capital expenditure in 2003/04 is expected to increase modestly, with investment concentrated on the regulatory asset base, delivering the regulated rate of return. In particular, further investment will be undertaken in our overhead network modernisation programme.

•	Be at or near the regulatory efficiency frontier

- Outperform operating cost targets

- Achieve better than planned output from capex

In line with our strategic priorities, we expect to be at or near the regulatory efficiency frontier for the next price review period beginning in April 2005. As previously stated, targeted cash cost savings of £75 million due by March 2003 were achieved ahead of schedule by September 2002, reflecting our increased commercial focus in the Division. As a result, a further target of £33 million of net cost reductions was identified for completion by 2003/04, with net cost reductions of £18 million being achieved in 2002/03 through the initiatives set out below.

We are achieving better outputs from capital expenditure by ensuring that costs are appropriately allocated to capital projects through our asset manager / service provider model and have seen procurement savings of over 10% in a number of key purchase areas such as distribution transformers, overhead lines and cables. Additionally we have conducted a benchmark review of call centre services, are making more efficient use of contractors, achieving improved staff flexibility using site start arrangements and adopting a flexible day working system.

•	Achieve high standards of customer service

We continue to focus on delivering high standards of customer service. Our network performance as measured by Customer Interruptions and Customer Minutes Lost indicates that we are on track to be able to participate in Ofgem’s Information and Incentives Programme (IIP) when the reward mechanism for outperforming the regulatory targets is put in place by 2004/05.

Our performance against Ofgem’s standard for responding to customers’ written correspondence has improved significantly. In addition, our performance relative to the industry as measured by Ofgem’s customer satisfaction survey has ensured we are placed in the incentive reward band under the terms of the IIP. Further, a recent Government report recognised our good performance during a gale-force storm in the Mersey and North Wales area on 27 October 2002. We received specific praise for our performance in emergency preparation, telephone response and regular and realistic feedback to customers on estimated times of reconnection.

•	Invest consistently to add value

Capital expenditure to date contributes to maintaining the value of our asset base. Progress in the Berwick and Borders Investment Programme, which represents an investment of £11 million, continues to be made with 65% of the 33kV circuits included in the programme being completed. Additionally 63% of the 11kV circuits included in the programme have been completed or are under construction. This part of the overhead line build programme has been accelerated and is on target for completion by March 2004.

Reinforcement of the transmission network will improve both the performance and resilience of our network, with high profile projects at Gretna and Chapelcross representing a £13 million investment. Benefits of these projects include the strengthening of the network to deal with the Chapelcross power station closure. These projects are being delivered on time and to budget.

The Government target of 10% of supply from renewable sources by 2010 is an opportunity for Infrastructure Division to invest in network capacity. Our transmission business has participated in a recent network study that explored the existing Scottish and Northern England networks’ potential to support increased volumes of new renewable generation. The study identified three progressive steps required to upgrade our transmission network and we believe the associated investment to be valued at roughly £300 million - £400 million over 10 years dependent on renewable progress. We are currently working to develop detailed plans in relation to this opportunity. In addition, we believe our distribution networks in Scotland and Manweb are well positioned to develop network investment opportunities in support of renewable generation, should Government targets be met.

The formal price control reviews of SP Transmission, SP Distribution and SP Manweb will continue during the forthcoming year. We have been working with Ofgem and the rest of the industry to develop the framework of price controls applying to all network monopoly companies and lay the foundations for the formal distribution Price Control Reviews.

We believe a key issue for the reviews is the provision of a sufficient and stable return to allow companies to attract and retain funding from capital markets. A further issue relates to finding ways to facilitate renewable energy in line with Government targets. Both have implications for the working of the regulatory regime and for the long-term safety and integrity of the UK electricity infrastructure.

The outcome from the Price Control Review should take account of guidance from the Government on social and environmental objectives, and recognise any additional expenditure arising from such objectives. Our performance in the recent asset risk management survey demonstrated our ability to invest efficiently and effectively, and our cost and storm response performances provide us with the credibility to influence this important debate.

We should not lose sight of the fact that the industry is entering a new phase where simple cost-cutting and moderate investment leading to price cuts for customers will no longer sustain future performance, and price increases will be required. We are committed to working with Ofgem and the rest of the industry throughout the Price Control Review process to deliver a successful outcome that balances the interests of shareholders, customers and all other stakeholders.

UK DIVISION

The UK Division is our competitive, integrated generation and supply business. The Division manages activities across the energy value chain, maximising value from a diverse energy portfolio of some 5,000 MW of coal, gas, hydro and wind powered plants through to our national customer base of over 3.6 million customers, via an energy management function that acts to balance and hedge energy needs. The strategic priorities of the UK Division set at the beginning of 2002/03 were:

•	Enhance margins through our integrated operations

•	Grow customer numbers and improve customer service

•	Make selective investments using proven knowledge and skills

Operating profit for the UK Division increased by £18 million to £73 million for the year to 31 March 2003, mainly due to last year’s results including a £19 million exceptional reorganisation charge. Operating profit, excluding goodwill amortisation and exceptional items, was £78 million for the year, £1 million lower compared to the previous year. Net energy margins have performed strongly, increasing by £15 million before higher depreciation, costs to capture and investment in energy efficiency schemes of £12 million and increased pension costs of £4 million. The impact of lower wholesale electricity prices has been mitigated by our integrated approach to managing the energy value chain whereby our own electricity production is extensively matched to our customer demand across Great Britain. The renegotiation of the NEA with BE at a market related price has delivered a benefit of approximately £25 million in the current year and provides a hedge against revenues which have been impacted by lower wholesale prices. Operating profit, excluding goodwill amortisation and exceptional items, decreased by £5 million to £50 million for the quarter, compared to the equivalent period last year primarily due to increased pension costs.

During the year the UK Division invested £68 million in capital projects, a £41 million reduction on the previous year. £29 million was invested in new generation and gas storage assets, £19 million in generation plant overhaul and refurbishment and £20 million on other projects including business transformation and information technology.

In 2003/04, subject to obtaining planning permission, net capital expenditure for the UK Division could increase substantially as a result of our commitment to increase our windfarm capacity. In addition, we plan to invest in gas storage development and upgrades to generation assets required to maintain our generating capacity. All investments are projected to have returns significantly in excess of the cost of capital and enhance earnings.

•	Enhance margins through our integrated operations

During the year we continued to benefit from the flexibility of our plant portfolio. We have maintained what we believe is a best in class performance in the Balancing Mechanism, in particular from our flexible CCGT plant at Rye House, and our pumped storage facility at Cruachan which is being upgraded in capacity by 10%. We continue to optimise the operating regime across our plant portfolio, aiming to deliver the lowest sustainable costs and to position it to take maximum advantage of commercial opportunities.

The renegotiation of the NEA relieved the Division of a significant cost burden during the year, but the future of the remaining restructuring contracts is still unresolved. We continue to press the Government strongly on this issue. Whilst we expect wholesale electricity prices to remain depressed for the next two years, there could be upward price pressure emerging from tightening of the capacity margin throughout Great Britain, and as environmental measures such as carbon trading and the Large Combustion Plant Directive start to take effect. We may see some price volatility before a new equilibrium is reached.

Retail sales revenues increased during the year, in part following an increase in prices to customers outside our service territories in November 2002. Prices to the majority of electricity customers in our Scottish and Manweb territories were increased effective 1 April 2003, although in both instances we have preserved our competitive dual fuel prices and provided nearly all customers affected by the April 2003 price increase with the opportunity of mitigating the increase by changing to a more economical product package.

Our business transformation programme, which is underpinned by 6 Sigma methodology, continues to deliver significant savings to the business. In the year to 31 March 2003, we have delivered revenue and cost benefits of £14 million across our business processes including sales and marketing, billing and debt. The utilisation of 6 Sigma methodology is now being extended throughout the UK Division.

•	Grow customer numbers and improve customer service

We continue to be successful in growing our customer base. Customer numbers now stand at 3.65 million, up by approximately 150,000 in the year to 31 March 2003. As well as gaining new customers, we have successfully reduced overall churn by 4 percentage points compared with the prior year.

Customer retention and win-back continues to be an important part of our marketing activities and we have deployed TV advertising to good effect, emphasising that our dual fuel customers can benefit from a competitive price by joining ScottishPower.

In response to customer research we introduced a new bill design, to provide clearer and more concise communication of charges and have improved the level of service provided by our call centres during the year.

ScottishPower was amongst the pioneers of the industry’s EnergySure accreditation scheme for sales staff, which will be governed by an external code administrator. All ScottishPower’s domestic sales teams have now been accredited to this customer service and quality standard and we are now rolling out the scheme to cover all the relevant sales and marketing channels.

In addition we have introduced three new energy products during the year, including Capped Price and No Standing Charge offers, which have further enhanced the range available to customers.

•	Make selective investments using proven knowledge and skills

The Renewables Obligation has created a market framework that allows developers to capitalise on the UK’s rich resource of wind energy with eligible developments attracting Renewables Obligation Certificates (ROCs) currently worth approximately £45 for every MWh produced. With our strong track record in site identification and development, we are well placed to deliver investments with an attractive return and enhanced earnings, and to market effectively the energy produced from renewable sources.

In the year ended 31 March 2003, we have made planning applications for 279 MW of windfarm capacity and we now have in excess of 546 MW awaiting planning consent. We have also begun environmental assessments on around 300 MW of capacity at additional potential sites. Progress towards planning consent for our Whitelee 240 MW and Black Law 134 MW developments has been slowed by issues related to radar at Glasgow and Edinburgh airports respectively. A technical solution to this problem is being progressed and we are confident that the issue will be resolved. With 546 MW of windfarm capacity awaiting planning consent and the 300 MW pipeline of projects under assessment, we are making excellent progress towards alignment with the Government target of 10% of supply from renewable sources by 2010.

We are upgrading five of our smaller hydro generating stations, totalling 45 MW, to qualify for ROCs. As part of this, the upgrade to the 11 MW station at Bonnington was completed in 2002/03 with the other four stations to be upgraded over the next 15 months.

Our 60 million therm gas storage planning application at Byley in Cheshire is presently awaiting the result of a public inquiry, expected to be determined in 2003/04.

PPM

PPM is our competitive US energy company, focused on providing environmentally responsible energy products to wholesale customers. Its principal assets are thermal and renewable generation resources and gas storage assets primarily serving western US and Canadian markets. The strategic priorities of PPM set at the beginning of 2002/03 were:

•	Grow its renewable / thermal energy portfolio and gas storage / hub services

•	Optimise returns through the integration of assets and commercial activities

PPM reported an operating profit of £28 million for the year, compared to a loss of £5 million last year, and an increase of £5 million in the fourth quarter profits to £8 million, compared to the same period last year. The growth in operating profit for the year was due to the increased contribution from long-term sales contracts and gas storage activities and optimisation benefits of £53 million, partly offset by higher depreciation charges and other operating costs of £17 million to support business growth and the benefit from settlement of a £3 million contract in the prior year.

PPM’s net capital expenditure for the year was £36 million, a decrease of £170 million on last year, which included investment to complete the Klamath Falls and West Valley generation projects. In the current year, the business invested £30 million in new generation and £6 million in other projects. In addition, we acquired the Katy gas storage facility for £101 million.

In 2003/04, PPM’s net capital spend is expected to increase, primarily as a result of the construction of new windfarms and development opportunities including Moraine and Flying Cloud, which are expected to deliver favourable rates of return and enhance earnings.

•	Grow its renewable / thermal energy portfolio and gas storage / hub services

PPM continues to grow its renewable energy business and has recently announced the development of the 44 MW Flying Cloud Wind Project in Iowa, which includes a 15 year agreement to sell power to Interstate Power & Light, a subsidiary of Alliant Energy. In addition, construction of the 51 MW Moraine Wind Project in Minnesota has commenced. The Moraine project is fully contracted with a 15 year agreement to sell power to the

Northern States Power Company. This will bring PPM’s total wind power under contract to more than 560 MW, and total thermal / renewable resource under PPM’s ownership or control to approximately 1,350 MW.

In addition to its renewable generation portfolio, PPM has a total of 37 billion cubic feet (BCF) of gas storage capacity under ownership, up from 14 BCF the prior year. This includes the 21 BCF acquired at the Katy gas storage facility in December 2002 and a 2 BCF expansion of the Alberta Hub gas storage facility during the year. PPM has successfully integrated the Katy assets and is on target to deliver expected results. PPM intends to add to its 40% ownership in the Alberta Hub gas storage facility with the purchase of an additional ownership interest this spring.

•	Optimise returns through integration of assets and commercial activities

Integration of plant operations, contract dispatch and energy management added $4 million of additional profit in the quarter and $7 million in the year. The optimisation benefits come from displacing plant operations with low-priced power purchases, selling the displaced gas or placing it in storage, as well as using transmission and contract delivery flexibility to manage locational price differences in both gas and power.

PPM has new and expanded terms for energy supply to the Sacramento Municipal Utility District, one of PPM’s largest customers. Arrangements include revisions to original long-term contracts executed in 2002/03, as well as sales of up to half the output of the 150 MW High Winds Energy Center in northern California and 100 MW of summer peaking power supply from PPM’s portfolio.

In 2002/03, PPM placed 319 MW under long-term contract. In addition, PPM has effectively managed its commodity exposure, having sold its positions forward for 5-25 years. Fluctuating commodity prices have little impact on PPM’s portfolio value, except where increased volatility gives PPM an opportunity to take advantage of plant options, delivery flexibility, gas storage and other tactics to maximise value.

REGULATORY AND GOVERNMENT POLICY ISSUES

Multi-State Process (MSP)

PacifiCorp continues work on the MSP, which is designed to resolve how prudently incurred costs are allocated among the six states in which PacifiCorp operates. A collaborative process is underway to identify possible solutions, conduct technical conferences with participants and meet with key parties to examine specific issues. PacifiCorp intends to file a final, detailed regulatory proposal with each state utility commission this summer.

RTO West

PacifiCorp and nine other utilities received initial approval of their RTO West proposal in September 2002 from the Federal Energy Regulatory Commission (FERC). Under the proposal, which the FERC called “Best in Class” among all the RTO filings in terms of the proposed design, structure and thoroughness of approach, the filing utilities will retain ownership of their transmission assets, but transfer operational control of their system to RTO West. As proposed, RTO West will help stabilise electricity transmission and guard against market manipulation in the western part of the United States and Canada, while providing a reasonable level of return for future transmission investments. The RTO West members are currently planning to file with the FERC this summer and expect a response from the FERC by the end of 2003.

Federal Energy Regulatory Commission (FERC)

The FERC continues its various investigations into western US market manipulation related to the 2000/01 energy crisis. As a regulated utility that participated in these markets primarily to meet the company’s own power requirements, PacifiCorp has responded to various data requests from the FERC and other market participants. These cases involve trading practices connected with the California power crisis, as well as spot market refund cases, and complaints brought by PacifiCorp against wholesale power marketers to seek refunds for high-priced power purchased in 2001. PacifiCorp continues to press for economic recovery, while fully responding to requests for information.

British Electricity Transmission and Trading Arrangements (BETTA)

The recently announced delay by the Department of Trade and Industry to the introduction of BETTA will not have a material effect on ScottishPower in 2003/04. The financial impact of the BETTA Bill is broadly neutral for ScottishPower, but zonal charges for transmission access and losses would have a negative impact on the generation business in the UK Division. We were pleased to see that the Trade and Industry Select Committee, in its Fifth Report, recommended delay in the implementation of these charges until their costs and benefits are able to be assessed on a Great Britain-wide basis. ScottishPower, together with a number of other companies has filed for a judicial review of Ofgem’s decision to implement zonal transmission losses in England and Wales.

Energy White Paper

The recently published White Paper on energy sets out to achieve a lower carbon energy system, proposing significant investment in renewable energy, energy efficiency and in networks. The UK Division is well placed to take early mover advantage on renewable generation and the Infrastructure Division should benefit from the Government’s commitment to investing in networks. We are pleased that Ofgem recognises the need to plan and develop networks to facilitate the transmission of renewable energy from Scotland to centres of demand in the rest of Great Britain.

LOOKING AHEAD

During 2002/03, we reported each quarter our progress in delivering the key strategic priorities for each of our four businesses. Some of those priorities have now been achieved and further new priorities have been identified. Accordingly, looking ahead our strategic priorities are as follows:

PacifiCorp

•	Achieve ROE target / $1 billion EBIT by 2004/05

•	Manage energy risk and supply / demand balance

•	Deliver excellent customer service

•	Invest to grow the regulatory asset base, including delivery of the integrated resource plan

Infrastructure Division

•	Invest consistently to add future value, including supporting renewables

•	Optimise our position through the 2005 price control reviews, and the introduction of BETTA

•	Deliver cost effective, high quality customer service

UK Division

•	Enhance margins through our integrated operations

•	Increase the value of our customer base through targeted sales growth and improved customer service

•	Progress towards achieving 10% of electricity supply from renewable sources by 2010

PPM

•	Continue to be a leading provider of renewable energy products

•	Grow natural gas storage and hub services business

•	Create additional value by optimising the returns from our capability across gas and power

OTHER INFORMATION

ScottishPower was delighted to announce the appointment of Nick Rose, Finance Director of Diageo, as a non-executive director on 19 February 2003. Mr Rose, 45, has gained a wealth of international experience during a career spanning a number of senior financial posts in the global drinks sector. These include Finance Director of UDV and IDV and Group Controller and Treasurer of Grand Metropolitan. He has also worked in the United States for Ford in Detroit in areas such as portfolio management, corporate funding and capital structuring, experience of relevance and importance to ScottishPower.

DIVIDEND TIMETABLE

Key dates for the fourth quarter dividend for both ordinary and American Depository Shares are as follows:

14 May 2003	Shares go ex-dividend for the fourth quarter
16 May 2003	Last date for registering transfers to receive the fourth quarter dividend
16 June 2003	Fourth quarter dividend payable

SAFE HARBOR

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained herein are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this document include, but are not limited to, statements in: “Financial Overview” relating to an increase in the effective tax rate as a result of the increased proportion of US profits and lower tax planning benefits, intended dividend cover, dividend growth and payment of dividends, the pension schemes’ deficit and achieving regulatory recovery of costs related to pension schemes; “PacifiCorp” relating to its ROE target and $1 billion EBIT by 2004/05, the deferment and recovery of approximately $16 million in net excess power costs in Washington state, the reduction of regulatory lag, the continued success of the PacifiCorp Transition Plan, the management of power through the summer of 2003, the success and duration of the Integrated Resource Plan and Request for Proposals through the spring of 2004, an increase of 4,000 MW of capacity over the next decade, implementation of demand side management programs and acquisition of renewable energy and investments to enhance customer service and network reliability including the handheld meter reading system, the green pricing program and improvement projects in targeted areas including Utah’s Wasatch Front; “Infrastructure Division” relating to achieving a further target of £33 million of net cost reductions by 2003/04 with net cost reductions of £18 million being achieved in 2002/03, ScottishPower’s goal to be at or near the regulatory efficiency frontier, capital expenditure goals, including with respect to the overhead network modernization programme, participation in Ofgem’s Information and Incentives Programme, high standards of customer service and value adding investments; “UK Division” relating to the increased net capital expenditure, investments in gas storage, development and upgrades to generation assets, the optimization of the plant portfolio, upward price pressure as a result of a tightening capacity margin throughout Great Britain and environmental measures, continued good results in the balancing market, progress towards alignment with the Government target of 10% of supply from renewable sources by 2010, the benefits of integrated operations and growing customer numbers, better customer service, intended customer retention and win-back, delivery of high-yield investments and enhanced earnings, progress towards planning consent and upgrading five hydro generating stations; “PPM” relating to the growth of ScottishPower’s renewable / thermal energy portfolio and gas storage / hub services, increased net capital spend as a result of construction of windfarms and development opportunities, including the 44 MW Flying Cloud Wind Project in Iowa, the 51 MW Moraine Wind Project in Minnesota and the purchase of an additional interest in the Alberta gas storage facility this spring and achieving targeted results from the integration of the Katy gas storage facility; “MSP” relating to PacifiCorp’s continued work on the Multi-State Process and its intention to file a final, detailed regulatory proposal with each state utility commission this summer; “RTO West” relating to stabilized electricity transmission, protections against market manipulation in the western part of the US and Canada and RTO members’ intention to file with the FERC this summer; “British Electricity Transmission and Trading Arrangements” relating to the effects of the delay by the Department of Trade and Industry to the introduction of the new BETTA; and “Energy White Paper” relating to a targeted lower carbon energy system and investments in renewable energy and energy efficiency. Additional information regarding issues that could lead to material changes in performance is contained in the section entitled “Cautionary statement for purposes of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995” on page 55 of the Company’s Annual Report and Accounts for 2001/02 on Form 20-F filed with the Securities and Exchange Commission.

ScottishPower wishes to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. ScottishPower undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. In addition to the important factors described elsewhere in this document, the following important factors, among others, could affect the group’s actual future:

-	any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

-	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

-	the success of reorganizational and cost-saving efforts;

-	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Further Information

Andrew Jamieson	Head of Investor Relations	+ 44 (0) 141 636 4527
Colin McSeveny	Group Media Relations Manager	+ 44 (0) 141 636 4515

Private shareholders with questions regarding today’s statement on ScottishPower’s dividend policy should call one of the following telephone numbers:

UK	0845 366 8900
Europe	+44 (0) 207 335 5675
US	1 866-357-8289

Group Profit and Loss Account

for the three months ended 31 March 2003

	Three months ended 31 March 2003
	Notes	Continuing operations and Total 2003 GBPm
Turnover: group and share of joint ventures and associates		1,463.2
Less: share of turnover in joint ventures		(8.1)
Less: share of turnover in associates		(0.3)

Group turnover	2	1,454.8
Cost of sales		(879.7)

Gross profit		575.1
Transmission and distribution costs		(121.6)
Administrative expenses (including goodwill amortisation)		(179.1)
Other operating income		8.8

Operating profit before goodwill amortisation		316.9
Goodwill amortisation		(33.7)

Operating profit	2	283.2
Share of operating profit in joint ventures		1.2
Share of operating profit in associates		0.2

Profit on ordinary activities before interest		284.6
Net interest and similar charges
—Group		(70.1)
—Joint ventures		(0.8)

		(70.9)

Profit on ordinary activities before goodwill amortisation and taxation		247.4
Goodwill amortisation		(33.7)

Profit on ordinary activities before taxation		213.7
Taxation
—Group		(59.1)
—Joint ventures		(0.1)
—Associates		(0.1)

	4	(59.3)

Profit after taxation		154.4
Minority interests		(1.1)

Profit for the period		153.3
Dividends	6	(132.2)

Profit retained		21.1

Earnings per ordinary share	5	8.31p
Adjusting item—goodwill amortisation		1.82p

Earnings per ordinary share before goodwill amortisation	5	10.13p

Diluted earnings per ordinary share	5	8.30p
Adjusting item—goodwill amortisation		1.82p

Diluted earnings per ordinary share before goodwill amortisation	5	10.12p

Dividend per ordinary share	6	7.177p

Group Profit and Loss Account

for the three months ended 31 March 2002

	Three months ended 31 March 2002
	Notes	Continuing operations 2002 GBPm	Exceptional items- continuing operations (Note 3) 2002 GBPm	Total continuing operations 2002 GBPm	Discontinued operations 2002 GBPm	Exceptional items- discontinued operations (Note 3) 2002 GBPm	Total discontinued operations 2002 GBPm	Total 2002 GBPm
Turnover: group and share of joint ventures and associates		1,399.8	—	1,399.8	144.6	—	144.6	1,544.4
Less: share of turnover in joint ventures		(6.9)	—	(6.9)	—	—	—	(6.9)
Less: share of turnover in associates		(0.2)	—	(0.2)	—	—	—	(0.2)

Group turnover	2	1,392.7	—	1,392.7	144.6	—	144.6	1,537.3
Cost of sales		(844.3)	—	(844.3)	(82.9)	—	(82.9)	(927.2)

Gross profit		548.4	—	548.4	61.7	—	61.7	610.1
Transmission and distribution costs		(108.0)	—	(108.0)	(7.4)	—	(7.4)	(115.4)
Administrative expenses (including goodwill amortisation)		(177.3)	(18.5)	(195.8)	(17.7)	—	(17.7)	(213.5)

Other operating income		24.1	—	24.1	1.4	—	1.4	25.5

Operating profit before goodwill amortisation		324.0	(18.5)	305.5	38.6	—	38.6	344.1
Goodwill amortisation		(36.8)	—	(36.8)	(0.6)	—	(0.6)	(37.4)

Operating profit	2	287.2	(18.5)	268.7	38.0	—	38.0	306.7
Share of operating profit in joint ventures		1.4	—	1.4	—	—	—	1.4
Share of operating profit in associates		0.2	—	0.2	—	—	—	0.2

		288.8	(18.5)	270.3	38.0	—	38.0	308.3
Provision for loss on disposal of Southern Water before goodwill write back		—	—	—	—	(449.3)	(449.3)	(449.3)
Goodwill write back		—	—	—	—	(738.2)	(738.2)	(738.2)

Provision for loss on disposal of Southern Water		—	—	—	—	(1,187.5)	(1,187.5)	(1,187.5)

Profit/(loss) on ordinary activities before interest	288.8	(18.5)	270.3	38.0	(1,187.5)	(1,149.5)	(879.2)

Net interest and similar charges
—Group before exceptional interest and similar charges	(89.2)	—	(89.2)	(6.4)	—	(6.4)	(95.6)
—Exceptional interest and similar charges	—	(18.8)	(18.8)	—	(12.0)	(12.0)	(30.8)
—Joint ventures	(1.0)	—	(1.0)	—	—	—	(1.0)

	(90.2)	(18.8)	(109.0)	(6.4)	(12.0)	(18.4)	(127.4)

Profit/(loss) on ordinary activities before goodwill amortisation and taxation	235.4	(37.3)	198.1	32.2	(1,199.5)	(1,167.3)	(969.2)
Goodwill amortisation	(36.8)	—	(36.8)	(0.6)	—	(0.6)	(37.4)

Profit/(loss) on ordinary activities before taxation	198.6	(37.3)	161.3	31.6	(1,199.5)	(1,167.9)	(1,006.6)
Taxation
—Group before tax on exceptional items	(40.9)	—	(40.9)	(16.6)	—	(16.6)	(57.5)

—Tax on exceptional items		—		11.3		11.3		—		6.5		6.5		17.8
—Joint ventures		(0.1)		—		(0.1)		—		—		—		(0.1)

	4	(41.0)		11.3		(29.7)		(16.6)		6.5		(10.1)		(39.8)

Profit/(loss) after taxation		157.6		(26.0)		131.6		15.0		(1,193.0)		(1,178.0)		(1,046.4)
Minority interests		(1.4)		—		(1.4)		12.2		—		12.2		10.8

Profit/(loss) for the period		156.2		(26.0)		130.2		27.2		(1,193.0)		(1,165.8)		(1,035.6)
Dividends
—Cash	6	(126.1)		—		(126.1)		—		—		—		(126.1)
—Dividend in specie on demerger of Thus	6	—		—		—		(436.6)		—		(436.6)		(436.6)

		(126.1)		—		(126.1)		(436.6)		—		(436.6)		(562.7)

Profit/(loss) retained		30.1		(26.0)		4.1		(409.4)		(1,193.0)		(1,602.4)		(1,598.3)

Earnings/(loss) per ordinary share	5	8.48	p	(1.41	)p	7.07	p	1.48	p	(64.79	)p	(63.31	)p	(56.24	)p
Adjusting items
—exceptional items		—		1.41	p	1.41	p	—		64.79	p	64.79	p	66.20	p
—goodwill amortisation		2.00	p	—		2.00	p	0.03	p	—		0.03	p	2.03	p

Earnings per ordinary share before exceptional items and goodwill amortisation	5	10.48	p	—	10.48	p	1.51	p	—	1.51	p	11.99	p

Diluted loss per ordinary share	5											(56.13	)p
Adjusting items
—exceptional items												66.07	p
—goodwill amortisation												2.03	p

Diluted earnings per ordinary share before exceptional items and goodwill amortisation	5											11.97	p

Cash dividend per ordinary share	6											6.835	p

Group Profit and Loss Account

for the year ended 31 March 2003

		Year ended 31 March 2003
	Notes	Continuing operations 2003 GBPm	Discontinued operations 2003 GBPm	Total 2003 GBPm
Turnover: group and share of joint ventures and associates		5,273.1	26.7	5,299.8
Less: share of turnover in joint ventures		(25.2)	—	(25.2)
Less: share of turnover in associates		(0.8)	—	(0.8)

Group turnover	2	5,247.1	26.7	5,273.8
Cost of sales		(3,215.4)	(11.4)	(3,226.8)

Gross profit		2,031.7	15.3	2,047.0
Transmission and distribution costs		(512.6)	—	(512.6)
Administrative expenses (including goodwill amortisation)		(613.2)	(1.3)	(614.5)
Other operating income		26.0	—	26.0

Operating profit before goodwill amortisation		1,070.9	14.0	1,084.9
Goodwill amortisation		(139.0)	—	(139.0)

Operating profit	2	931.9	14.0	945.9
Share of operating profit in joint ventures		4.8	—	4.8
Share of operating profit in associates		0.4	—	0.4

Profit on ordinary activities before interest		937.1	14.0	951.1

Net interest and similar charges
—Group		(245.9)	(3.0)	(248.9)
—Joint ventures		(5.4)	—	(5.4)

		(251.3)		(3.0)		(254.3)

Profit on ordinary activities before goodwill amortisation and taxation		824.8		11.0		835.8
Goodwill amortisation		(139.0)		—		(139.0)

Profit on ordinary activities before taxation		685.8		11.0		696.8
Taxation
—Group		(205.8)		(3.4)		(209.2)
—Joint ventures		0.3		—		0.3
—Associates		(0.1)		—		(0.1)

	4	(205.6)		(3.4)		(209.0)

Profit after taxation		480.2		7.6		487.8
Minority interests		(5.2)		—		(5.2)

Profit for the financial year		475.0		7.6		482.6
Dividends	6	(529.5)		—		(529.5)

Loss retained		(54.5)		7.6		(46.9)

Earnings per ordinary share	5	25.76	p	0.41	p	26.17	p
Adjusting item
—goodwill amortisation		7.54	p	—		7.54	p

Earnings per ordinary share before goodwill amortisation	5	33.30	p	0.41	p	33.71	p

Diluted earnings per ordinary share	5					26.11	p
Adjusting item

—goodwill amortisation		7.52	p

Diluted earnings per ordinary share before goodwill amortisation	5	33.63	p

Dividends per ordinary share	6	28.708	p

Group Profit and Loss Account

for the year ended 31 March 2002

		Year ended 31 March 2002
	Notes	Continuing operations 2002 GBPm	Exceptional items- continuing operations (Note 3) 2002 GBPm	Total continuing operations 2002 GBPm	Discontinued operations 2002 GBPm	Exceptional items- discontinued operations (Note 3) 2002 GBPm	Total discontinued operations 2002 GBPm	Total 2002 GBPm
Turnover: group and share of joint ventures and associates		5,545.9	—	5,545.9	791.3	—	791.3	6,337.2
Less: share of turnover in joint ventures		(22.6)	—	(22.6)	—	—	—	(22.6)
Less: share of turnover in associates		(0.5)	—	(0.5)	—	—	—	(0.5)

Group turnover	2	5,522.8	—	5,522.8	791.3	—	791.3	6,314.1
Cost of sales		(3,920.0)	—	(3,920.0)	(490.8)	—	(490.8)	(4,410.8)

Gross profit		1,602.8	—	1,602.8	300.5	—	300.5	1,903.3
Transmission and distribution costs		(479.3)	—	(479.3)	(33.3)	—	(33.3)	(512.6)
Administrative expenses (including goodwill amortisation)		(533.8)	(18.5)	(552.3)	(142.8)	—	(142.8)	(695.1)
Other operating income		64.2	—	64.2	3.6	—	3.6	67.8
Utilisation of Appliance Retailing disposal provision		—	—	—	13.2	—	13.2	13.2

Operating profit before goodwill amortisation		800.5	(18.5)	782.0	143.6	—	143.6	925.6
Goodwill amortisation		(146.6)	—	(146.6)	(2.4)	—	(2.4)	(149.0)

Operating profit	2	653.9	(18.5)	635.4	141.2	—	141.2	776.6
Share of operating profit in joint ventures		2.2	—	2.2	—	—	—	2.2

Share of operating profit in associates	0.2	—	0.2	—	—	—	0.2

	656.3	(18.5)	637.8	141.2	—	141.2	779.0
Loss on disposal of and withdrawal from Appliance Retailing before goodwill write back	—	—	—	—	(105.0)	(105.0)	(105.0)
Goodwill write back	—	—	—	—	(15.1)	(15.1)	(15.1)

Loss on disposal of and withdrawal from Appliance Retailing	—	—	—	—	(120.1)	(120.1)	(120.1)

Provision for loss on disposal of Southern Water before goodwill write back	—	—	—	—	(449.3)	(449.3)	(449.3)
Goodwill write back	—	—	—	—	(738.2)	(738.2)	(738.2)

Provision for loss on disposal of Southern Water	—	—	—	—	(1,187.5)	(1,187.5)	(1,187.5)

Profit/(loss) on ordinary activities before interest	656.3	(18.5)	637.8	141.2	(1,307.6)	(1,166.4)	(528.6)

Net interest and similar charges
—Group before exceptional interest and similar charges	(336.3)	—	(336.3)	(36.9)	—	(36.9)	(373.2)
—Exceptional interest and similar charges	—	(18.8)	(18.8)	—	(12.0)	(12.0)	(30.8)
—Joint ventures	(6.2)	—	(6.2)	—	—	—	(6.2)

	(342.5)	(18.8)	(361.3)	(36.9)	(12.0)	(48.9)	(410.2)

Profit/(loss) on ordinary activities before goodwill amortisation and taxation	460.4	(37.3)	423.1	106.7	(1,319.6)	(1,212.9)	(789.8)
Goodwill amortisation	(146.6)	—	(146.6)	(2.4)	—	(2.4)	(149.0)

Profit/(loss) on ordinary activities before taxation	313.8	(37.3)	276.5	104.3	(1,319.6)	(1,215.3)	(938.8)

Taxation
—Group before tax on exceptional items	(68.0)	—	(68.0)	(55.1)	—	(55.1)	(123.1)
—Tax on exceptional items	—	11.3	11.3	—	27.5	27.5	38.8
—Joint ventures	1.1	—	1.1	—	—	—	1.1

4	(66.9)	11.3	(55.6)	(55.1)	27.5	(27.6)	(83.2)

Profit/(loss) after taxation	246.9	(26.0)	220.9	49.2	(1,292.1)	(1,242.9)	(1,022.0)
Minority interests	(6.9)	—	(6.9)	41.8	—	41.8	34.9

Profit/(loss) for the financial year	240.0	(26.0)	214.0	91.0	(1,292.1)	(1,201.1)	(987.1)
Dividends
—Cash	6	(503.5)	—	(503.5)	—	—	—	(503.5)
—Dividend in specie on demerger of Thus	6	—	—	—	(436.6)	—	(436.6)	(436.6)

(503.5)	—	(503.5)	(436.6)	—	(436.6)	(940.1)

Loss retained	(263.5)	(26.0)	(289.5)	(345.6)	(1,292.1)	(1,637.7)	(1,927.2)

Earnings/(loss) per ordinary share	5	13.06	p	(1.41	)p	11.65	p	4.95	p	(70.31	)p	(65.36	)p	(53.71	)p
Adjusting items

—exceptional items		—	1.41p	1.41p	—	70.31p	70.31p	71.72p
—goodwill amortisation		7.98p	—	7.98p	0.13p	—	0.13p	8.11p

Earnings per ordinary share before exceptional items and goodwill amortisation	5	21.04p	—	21.04p	5.08p	—	5.08p	26.12p

Diluted loss per ordinary share	5							(53.64	)p
Adjusting items
—exceptional items								71.63p
—goodwill amortisation								8.10p

Diluted earnings per ordinary share before exceptional items and goodwill amortisation	5							26.09p

Cash dividends per ordinary share	6							27.34p

Statement of Total Recognised Gains and Losses

for the year ended 31 March 2003

	Year ended 31 March
	2003 GBPm	2002 GBPm
Profit/(loss) for the financial year	482.6	(987.1)
Exchange movement on translation of overseas results and net assets	(387.0)	(4.2)
Translation differences on foreign currency hedging	357.6	(19.5)
Tax on translation differences on foreign currency hedging	(28.8)	—
Unrealised gains on fixed asset disposals	—	4.9

Total recognised gains and losses for the financial year	424.4	(1,005.9)

Note of Historical Cost Profits and Losses

for the year ended 31 March 2003

	Year ended 31 March
	2003 GBPm	2002 GBPm
Profit/(loss) on ordinary activities before taxation	696.8	(938.8)
Differences between historical cost depreciation charge and actual depreciation charge for the year calculated on the revalued amount of fixed assets	2.0	3.4
Fixed asset revaluation gains realised on disposal	—	168.2

Historical cost profit/(loss) on ordinary activities before taxation	698.8	(767.2)

Historical cost loss retained for the financial year after taxation, minority interest and dividends	(44.9)	(1,755.6)

Reconciliation of Movements in Shareholders’ Funds

for the year ended 31 March 2003

	Year ended 31 March
	2003 GBPm	2002 GBPm
Profit/(loss) for the financial year	482.6	(987.1)
Dividends
—Cash	(529.5)	(503.5)
—Dividend in specie on demerger of Thus	—	(436.6)

Loss retained	(46.9)	(1,927.2)
Exchange movement on translation of overseas results and net assets	(387.0)	(4.2)
Translation differences on foreign currency hedging	357.6	(19.5)
Tax on translation differences on foreign currency hedging	(28.8)	—
Unrealised gains on fixed asset disposals	—	4.9
Share capital issued	12.0	16.2
Goodwill realised on disposals	—	753.3
Goodwill realised on demerger of Thus	—	14.7

Net movement in shareholders’ funds	(93.1)	(1,161.8)
Opening shareholders’ funds	4,731.4	5,893.2

Closing shareholders’ funds	4,638.3	4,731.4

Group Cash Flow Statement

for the year ended 31 March 2003

		Year ended 31 March
		2003	2002
	Notes	GBPm	GBPm
Cash inflow from operating activities	7	1,412.9	1,248.4
Dividends received from joint ventures		0.9	0.3
Returns on investments and servicing of finance		(297.0)	(377.8)
Taxation		(191.3)	(85.0)

Free cash flow		925.5	785.9

Capital expenditure and financial investment		(704.9)	(1,148.3)

Cash flow before acquisitions and disposals		220.6	(362.4)
Acquisitions and disposals		1,799.0	150.0
Equity dividends paid		(523.4)	(496.8)

Cash inflow/(outflow) before use of liquid resources and financing		1,496.2	(709.2)
Management of liquid resources	8	(161.1)	(38.7)
Financing
—Issue of ordinary share capital		12.0	16.2
—Redemption of preferred stock of PacifiCorp		(5.1)	(69.5)
—(Decrease)/increase in debt	8	(1,191.4)	982.4

		(1,184.5)	929.1

Increase in cash in year	8	150.6	181.2

Free cash flow represents cash flow from operating activities after adjusting for dividends received from joint ventures, returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt

for the year ended 31 March 2003

		Year ended 31 March
		2003	2002
	Note	GBPm	GBPm
Increase in cash in year		150.6	181.2
Cash outflow/(inflow) from decrease/(increase) in debt		1,191.4	(982.4)
Cash outflow from movement in liquid resources		161.1	38.7

Change in net debt resulting from cash flows		1,503.1	(762.5)
Net debt/(funds) disposed		100.0	(46.9)
Foreign exchange movement		289.9	(6.3)
Other non-cash movements		(5.6)	(107.6)

Movement in net debt in year		1,887.4	(923.3)
Net debt at end of previous year		(6,208.4)	(5,285.1)

Net debt at end of year	8	(4,321.0)	(6,208.4)

Group Balance Sheet

as at 31 March 2003

	Notes	2003 GBPm	2002 GBPm
Fixed assets
Intangible assets—goodwill		2,280.6	2,658.9
Tangible assets		9,028.7	11,652.3
Investments
—Investments in joint ventures:
Share of gross assets		111.9	119.3
Share of gross liabilities		(111.8)	(119.2)

		0.1	0.1
—Loans to joint ventures		40.2	36.8

		40.3	36.9
—Investments in associates		2.8	5.2
—Other investments		247.3	223.5

		290.4	265.6

		11,599.7	14,576.8

Current assets
Stocks		154.6	167.0
Debtors
—Gross debtors		1,684.5	1,448.2
—Less non-recourse financing		(148.2)	(257.4)

		1,536.3	1,190.8
Short-term bank and other deposits		664.6	380.8

		2,355.5	1,738.6

Creditors: amounts falling due within one year
Loans and other borrowings		(208.5)	(1,226.8)
Other creditors		(1,785.7)	(1,951.9)

		(1,994.2)	(3,178.7)

Net current assets/(liabilities)		361.3	(1,440.1)

Total assets less current liabilities		11,961.0	13,136.7
Creditors: amounts falling due after more than one year
Loans and other borrowings		(4,777.1)	(5,362.4)

Provisions for liabilities and charges
—Deferred tax		(1,301.9)	(1,691.2)
—Other provisions		(610.9)	(713.8)

		(1,912.8)	(2,405.0)
Deferred income		(558.9)	(551.2)

Net assets	2	4,712.2	4,818.1

Called up share capital		928.0	926.3
Share premium		2,264.4	2,254.1
Revaluation reserve		43.5	45.5
Capital redemption reserve		18.3	18.3
Merger reserve		406.4	406.4
Profit and loss account		977.7	1,080.8

Equity shareholders’ funds		4,638.3	4,731.4
Minority interests (including non-equity)		73.9	86.7

Capital employed		4,712.2	4,818.1

Net asset value per ordinary share	5	249.2p	254.8p

Notes to the Preliminary Statement and quarterly Accounts

for the year ended 31 March 2003

1 Basis of preparation

(a) The financial information included within this Preliminary Statement and quarterly Accounts has been prepared on the basis of accounting policies consistent with those set out in the Directors’ Report and Accounts for the year ended 31 March 2002.

(b) The information shown for the years ended 31 March 2003 and 31 March 2002 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the years ended 31 March 2003 and 31 March 2002 respectively. The reports of the auditors on those Accounts were unqualified and did not contain a Statement under either Section 237(2) or Section 237(3) of the Companies Act 1985. The Accounts for the year ended 31 March 2002 have been filed with the Registrar of Companies. The Accounts for the year ended 31 March 2003 will be delivered to the Registrar of Companies in due course. The information shown in respect of the three months ended 31 March 2003 and 31 March 2002 is unaudited.

(c) The relevant exchange rates applied in the preparation of the Preliminary Statement and quarterly Accounts are detailed in Note 12.

(d) The financial information on pages x to x was approved by the Board on 7 May 2003.

2 Segmental information

(a) Turnover by segment

		Three months ended 31 March
		Total turnover		Inter-segment turnover		External turnover
		2003	2002	2003	2002	2003	2002
	Notes	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm
United Kingdom—continuing operations

UK Division—Integrated Generation and Supply		691.6	635.3	(8.3)	(10.2)	683.3	625.1
Infrastructure Division—Power Systems		176.6	177.6	(94.4)	(107.5)	82.2	70.1

United Kingdom total—continuing operations						765.5	695.2

United States—continuing operations
US Division
PacifiCorp	(i)	609.5	587.8	(0.6)	—	608.9	587.8
PPM	(i),(ii)	83.1	109.7	(2.7)	—	80.4	109.7

United States total—continuing operations						689.3	697.5

Total continuing operations						1,454.8	1,392.7

United Kingdom—discontinued operations
Southern Water		—	109.4	—	—	—	109.4
Thus		—	41.7	—	(6.5)	—	35.2

United Kingdom total—discontinued operations						—	144.6

Total	(iii)					1,454.8	1,537.3

		Year ended 31 March
		Total turnover		Inter-segment turnover		External turnover
		2003	2002	2003	2002	2003	2002
	Notes	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply		2,180.8	2,160.7	(33.0)	(39.3)	2,147.8	2,121.4
Infrastructure Division—Power Systems		667.3	646.6	(353.3)	(399.0)	314.0	247.6

United Kingdom total—continuing operations						2,461.8	2,369.0

United States—continuing operations
US Division
PacifiCorp	(i)	2,502.2	2,980.7	(2.8)	—	2,499.4	2,980.7
PPM	(i),(ii)	293.6	173.1	(7.7)	—	285.9	173.1

United States total—continuing operations						2,785.3	3,153.8

Total continuing operations						5,247.1	5,522.8

United Kingdom—discontinued operations
Southern Water		26.7	430.6	—	(0.7)	26.7	429.9
Thus		—	257.8	—	(28.7)	—	229.1
Appliance Retailing		—	133.9	—	(1.6)	—	132.3

United Kingdom total—discontinued operations						26.7	791.3

Total	(iii)					5,273.8	6,314.1

(b) Operating profit/(loss) by segment

Three months ended 31 March
	Notes	Before goodwill amortisation 2003 GBPm	Goodwill amortisation 2003 GBPm	2003 GBPm	Before goodwill amortisation and exceptional item 2002 GBPm	Goodwill amortisation 2002 GBPm	Exceptional item 2002 GBPm	2002 GBPm
United Kingdom—continuing operations

UK Division—Integrated Generation and Supply		50.1	(1.3)	48.8	55.2	(1.3)	(18.5)	35.4
Infrastructure Division—Power Systems		102.3	—	102.3	100.5	—	—	100.5

United Kingdom total—continuing operations		152.4	(1.3)	151.1	155.7	(1.3)	(18.5)	135.9

United States—continuing operations
US Division
PacifiCorp	(i)	156.8	(32.2)	124.6	165.2	(35.5)	—	129.7
PPM	(i),(ii)	7.7	(0.2)	7.5	3.1	—	—	3.1

United States total—continuing operations		164.5	(32.4)	132.1	168.3	(35.5)	—	132.8

Total continuing operations		316.9	(33.7)	283.2	324.0	(36.8)	(18.5)	268.7

United Kingdom—discontinued operations Southern Water		—	—	—	58.9	—	—	58.9
Thus		—	—	—	(20.3)	(0.6)	—	(20.9)

United Kingdom total —discontinued operations	—	—	—	38.6	(0.6)	—	38.0

Total	316.9	(33.7)	283.2	362.6	(37.4)	(18.5)	306.7

		Year ended 31 March
		Before goodwill amortisation	Goodwill amortisation		Before goodwill amortisation and exceptional item	Goodwill amortisation	Exceptional item
		2003	2003	2003	2002	2002	2002	2002
	Notes	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm
United Kingdom— continuing operations
UK Division—Integrated Generation and Supply		77.9	(4.9)	73.0	78.7	(4.9)	(18.5)	55.3
Infrastructure Division—Power Systems		367.8	—	367.8	354.9	—	—	354.9

United Kingdom total—continuing operations		445.7	(4.9)	440.8	433.6	(4.9)	(18.5)	410.2

United States—continuing operations
US Division
PacifiCorp	(i	)	596.7	(133.9)	462.8	371.6	(141.7)	—	229.9
PPM	(i	), (ii)	28.5	(0.2)	28.3	(4.7)	—	—	(4.7)

United States total—continuing operations			625.2	(134.1)	491.1	366.9	(141.7)	—	225.2

Total continuing operations			1,070.9	(139.0)	931.9	800.5	(146.6)	(18.5)	635.4

United Kingdom—discontinued operations
Southern Water			14.0	—	14.0	216.3	—	—	216.3
Thus			—	—	—	(63.7)	(2.4)	—	(66.1)
Appliance Retailing			—	—	—	(9.0)	—	—	(9.0)

United Kingdom total—discontinued operations			14.0	—	14.0	143.6	(2.4)	—	141.2

Total			1,084.9	(139.0)	945.9	944.1	(149.0)	(18.5)	776.6

(c) Net assets by segment

		31 March 2003	31 March 2002
	Notes	GBPm	GBPm
United Kingdom-continuing operations

UK Division—Integrated Generation and Supply			908.4	873.4
Infrastructure Division—Power Systems			2,175.4	2,070.7

United Kingdom total—continuing operations			3,083.8	2,944.1

United States—continuing operations
US Division
PacifiCorp	(i	)	6,787.2	7,521.9
PPM	(i	)	375.8	254.1

United States total—continuing operations			7,163.0	7,776.0

Total continuing operations			10,246.8	10,720.1

United Kingdom—discontinued operations
Southern Water			—	2,347.6

United Kingdom total—discontinued operations			—	2,347.6

Unallocated net liabilities	(iv	)	(5,534.6)	(8,249.6)

Total			4,712.2	4,818.1

(i)	The former ‘PacifiCorp’ segment has been separated into two reporting segments, PacifiCorp, the US regulated business and PPM, the competitive US energy business, which commenced substantive operations during 2001.

(ii)	PPM completed the acquisition of the Katy gas storage facility and certain other trade and assets from Aquila, Inc. in December 2002. The post acquisition results of the acquired business are included within the PPM segment and amounted to turnover of GBP 3.2 million and operating profit, before goodwill amortisation, of GBP 1.0 million for both the three months and the year ended 31 March 2003.

(iii)	In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(iv)	Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

3 Exceptional items

Three months and year ended 31 March 2003

There were no exceptional items during the three months or year ended 31 March 2003.

Three months and year ended 31 March 2002

			Three months ended 31 March 2002			Year ended 31 March 2002

	Notes		Continuing operations GBPm	Discontinued operations GBPm	Total GBPm	Continuing operations GBPm	Discontinued operations GBPm	Total GBPm
(a) Recognised in arriving at operating profit
Reorganisation costs	(i	)	(18.5)	—	(18.5)	(18.5)	—	(18.5)

			(18.5)	—	(18.5)	(18.5)	—	(18.5)

(b) Recognised after operating profit
Loss on disposal of and withdrawal from Appliance Retailing	(ii	)	—	—	—	—	(120.1)	(120.1)

Provision for loss on disposal of Southern Water before goodwill write back	(iii	)	—	(449.3)	(449.3)	—	(449.3)	(449.3)
Goodwill write back relating to Southern Water	(iii	)	—	(738.2)	(738.2)	—	(738.2)	(738.2)

			—	(1,187.5)	(1,187.5)	—	(1,307.6)	(1,307.6)

Total exceptional items before interest and taxation			(18.5)	(1,187.5)	(1,206.0)	(18.5)	(1,307.6)	(1,326.1)
Restructuring of debt portfolio	(iv	)	(18.8)	(12.0)	(30.8)	(18.8)	(12.0)	(30.8)
Tax on exceptional items			11.3	6.5	17.8	11.3	27.5	38.8

Total exceptional items (net of tax)			(26.0)	(1,193.0)	(1,219.0)	(26.0)	(1,292.1)	(1,318.1)

(i)	An exceptional charge of GBP 18.5 million was incurred relating to reorganisation costs for UK Division—Integrated Generation and Supply and primarily represented severance and related costs.

(ii)	An exceptional charge of GBP 120.1 million related to the loss on disposal of and withdrawal from the group’s Appliance Retailing operations. This charge included GBP 15.1 million of goodwill previously written off to reserves. The pre-goodwill loss of GBP 105.0 million comprised asset impairments of GBP 54.2 million (including a provision for impairment of tangible fixed assets of GBP 32.2 million) and provisions for trading losses and closure costs of GBP 50.8 million. The loss on disposal of and withdrawal from Appliance Retailing was stated before a tax credit of GBP 21.0 million.

(iii)	On 23 April 2002, the group completed the sale of Aspen 4 Limited (the holding company of Southern Water plc) to First Aqua Limited for a total consideration, before expenses, of GBP 2.05 billion including repayment and acquisition of intra-group non-trading indebtedness and assumption by First Aqua Limited of Southern Water’s non-trading debt due to third parties. An exceptional charge of GBP 1,187.5 million related to the provision for the loss on disposal of the group’s Southern Water business. This charge included GBP 738.2 million of goodwill previously written off to reserves and was stated before a tax credit of GBP 2.9 million.

(iv)	Exceptional finance costs of GBP 12.0 million, comprising hedging and debt redemption costs associated with the proposed refinancing of Southern Water, have been included within the results of Discontinued operations. Exceptional finance costs of GBP 18.8 million, relating to the restructuring of the group’s debt portfolio in anticipation of the disposal of Southern Water, have been included within the results of Continuing operations.

4 Taxation

The charge for taxation, including deferred tax, for the year ended 31 March 2003 reflects the effective rate for the year ended 31 March 2003 of 25% (2002 21.5%) on the profit before exceptional items, goodwill amortisation and taxation as detailed below:

	Three months ended 31 March		Year ended 31 March
	2003	2002	2003	2002
	GBPm	GBPm	GBPm	GBPm
Profit/(loss) on ordinary activities before taxation	213.7	(1,006.6)	696.8	(938.8)
Adjusting items—exceptional items before taxation	—	1,236.8	—	1,356.9
—goodwill amortisation	33.7	37.4	139.0	149.0

Profit on ordinary activities before exceptional items, goodwill amortisation and taxation	247.4	267.6	835.8	567.1

5 Earnings/(loss) and net asset value per ordinary share

(a) Earnings/(loss) per ordinary share have been calculated for all periods by dividing the profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 31 March		Year ended 31 March
	2003	2002	2003	2002
Profit/(loss) for the period (GBP million)	153.3	(1,035.6)	482.6	(987.1)
Basic weighted average share capital (number of shares, million)	1,845.4	1,841.5	1,843.9	1,837.8
Diluted weighted average share capital (number of shares, million)	1,848.2	1,844.9	1,848.4	1,840.1

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group’s Employee Share Ownership Plan. These share options are dilutive by reference to continuing operations and accordingly a diluted EPS has been calculated which has the impact of reducing the net earnings/(loss) per ordinary share.

(b) The calculation of earnings/(loss) per ordinary share, on a basis which excludes exceptional items and goodwill amortisation, is based on the following adjusted earnings:

		Three months ended 31 March
	Continuing operations and Total 2003 GBPm	Continuing operations 2002 GBPm	Discontinued operations 2002 GBPm	Total 2002 GBPm
Profit/(loss) for the period	153.3	130.2	(1,165.8)	(1,035.6)
Adjusting items —exceptional items (net of attributable taxation)	—	26.0	1,193.0	1,219.0
—goodwill amortisation	33.7	36.8	0.6	37.4

Adjusted earnings	187.0	193.0	27.8	220.8

	Year ended 31 March
	Continuing operations 2003 GBPm	Discontinued operations 2003 GBPm	Total 2003 GBPm	Continuing operations 2002 GBPm	Discontinued operations 2002 GBPm	Total 2002 GBPm

Profit/(loss) for the year	475.0	7.6	482.6	214.0	(1,201.1)	(987.1)
Adjusting items —exceptional items (net of attributable taxation)	—	—	—	26.0	1,292.1	1,318.1
—goodwill amortisation	139.0	—	139.0	146.6	2.4	149.0

Adjusted earnings	614.0	7.6	621.6	386.6	93.4	480.0

ScottishPower management assess the performance of the group by adjusting earnings per share, calculated in accordance with FRS 14, to exclude items they consider to be non-recurring or non-operational in nature. Management believes that the exclusion of such items provides a better comparison of business performance. Consequently, an adjusted earnings per share figure is presented for all periods.

(c) Net asset value per ordinary share has been calculated based on the following net assets and the number of shares in issue at the end of the respective financial years (after adjusting for the effect of shares held in trust for the group’s Sharesave Schemes and Employee Share Ownership Plan):

	31 March 2003	31 March 2002
Net assets (as adjusted) (GBP million)	4,600.1	4,692.5
Number of ordinary shares in issue at the year end (as adjusted) (number of shares, million)	1,845.6	1,841.9

6 Dividends

(a) Cash dividends

	2003 pence per ordinary share	2002 pence per ordinary share	2003 GBPm	2002 GBPm
First interim dividend paid	7.177	6.835	132.5	125.4
Second interim dividend paid	7.177	6.835	132.7	125.9
Third interim dividend paid	7.177	6.835	132.1	126.1
Final dividend	7.177	6.835	132.2	126.1

Total cash dividends	28.708	27.340	529.5	503.5

(b) Dividend in specie on demerger of Thus

	2003	2002
	GBPm	GBPm
Demerger dividend	—	436.6

The demerger of Thus was recorded in the group Accounts at the book value of the net assets which were deconsolidated, GBP 421.9 million, together with GBP 14.7 million of related goodwill which had previously been written off to reserves, giving a dividend in specie of GBP 436.6 million.

The demerger of Thus was recorded in the individual company Accounts of Scottish Power plc at the book value of the cost of investment in the ordinary and preference shares of Thus, giving a dividend in specie of GBP 396.3 million.

7 Reconciliation of operating profit to net cash inflow from operating activities

	Year ended 31 March
	2003	2002
	GBPm	GBPm
Operating profit	945.9	776.6
Depreciation and amortisation	586.2	717.0
Loss/(profit) on sale of tangible fixed assets and disposal of businesses	2.7	(7.7)
Release of deferred income	(18.6)	(17.8)
Movements in provisions for liabilities and charges	(73.1)	(93.6)
(Increase)/decrease in stocks	(1.9)	10.4
(Increase)/decrease in debtors	(169.4)	58.4
Increase/(decrease) in creditors	141.1	(194.9)

Net cash inflow from operating activities	1,412.9	1,248.4

8 Analysis of net debt

	At 1 April 2002 GBPm	Cash flow GBPm	Disposal (excl. cash & over- drafts) GBPm	Exchange GBPm	Other non- cash changes GBPm	At 31 March 2003 GBPm
Cash at bank	302.8	139.5	—	(12.2)	—	430.1
Overdrafts	(34.6)	11.1	—	2.4	—	(21.1)

		150.6
Debt due after 1 year	(5,343.0)	210.0	100.0	278.9	(5.5)	(4,759.6)
Debt due within 1 year	(1,192.2)	981.4	—	23.5	(0.1)	(187.4)
Finance leases	(19.4)	—	—	1.9	—	(17.5)

		1,191.4
Other deposits	78.0	161.1	—	(4.6)	—	234.5

Total	(6,208.4)	1,503.1	100.0	289.9	(5.6)	(4,321.0)

‘Other non-cash changes’ to net debt represents amortisation of finance costs of GBP 1.6 million and finance costs of GBP 4.0 million representing the effects of the RPI on bonds carrying an RPI coupon.

9 Acquisition

On 9 December 2002, PPM completed the acquisition of the Katy gas storage facility and certain other trade and assets from Aquila, Inc. for a cash consideration, including expenses, of GBP 101.3 million. The acquisition method of accounting has been adopted and the goodwill on the purchase has been capitalised and is being amortised over 20 years. The directors have estimated the useful economic life of the goodwill acquired having regard to the economic life of the facility and the duration of the contracts acquired. The details of the transaction and provisional fair value adjustments arising from the change in ownership are shown below.

	Book values at 9 December 2002 GBPm	Revaluation GBPm	Provisional fair values at 9 December 2002 GBPm
Fair value of Katy consideration Tangible fixed assets	80.6	7.7	88.3
Stocks	1.5	—	1.5
Creditors: amounts falling due within one year	(0.9)	—	(0.9)

Net assets	81.2	7.7	88.9

Goodwill arising on acquisition of Katy			12.4

Purchase consideration			101.3

(a) A valuation adjustment of GBP 7.7 million has been made to the book value of Katy’s tangible fixed assets to record them at their depreciated replacement pence per share.

cost.

(b) Due to the proximity of the acquisition to the balance sheet date, the fair values attributed to the Katy business are provisional and may be revised.

10 Summary of differences between UK and US Generally Accepted Accounting Principles (‘GAAP’)

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit/(loss) for the financial year and equity shareholders’ funds are set out in the tables below.

(a) Reconciliation of profit/(loss) for the financial year to US GAAP:

	Year ended 31 March
	2003	2002
	GBPm	GBPm
Profit/(loss) for the financial year under UK GAAP	482.6	(987.1)
US GAAP adjustments:
Amortisation of goodwill	139.0	(23.5)
Disposal of businesses	—	279.1
US regulatory net assets	(121.6)	95.3
Pensions	20.1	40.0
Impairment on demerger of Thus	—	(243.7)
Depreciation on revaluation uplift	2.0	3.4
Decommissioning and mine reclamation liabilities	(38.3)	(21.8)
PacifiCorp Transition Plan costs	(19.1)	(29.9)
Business combinations	(31.6)	—
FAS 133	205.5	144.5
Other	(10.8)	(17.7)
Re-classification as extraordinary item	—	12.0

	627.8	(749.4)
Deferred tax effect of US GAAP adjustments	20.4	(67.6)

	648.2	(817.0)
Extraordinary item (net of tax)	—	(8.4)

Profit/(loss) for the financial year under US GAAP before cumulative adjustment for C15 and C16 (2002 FAS 133)	648.2	(825.4)
Cumulative adjustment for C15 and C16 (2002 FAS 133)	141.1	(61.6)

Profit/(loss) for the financial year under US GAAP	789.3	(887.0)

Earnings/(loss) per share under US GAAP	42.81p	(48.26	)p

Diluted earnings/(loss) per share under US GAAP	42.70p	(48.26	)p

The cumulative adjustment to the loss under US GAAP for the year ended 31 March 2002 of GBP 61.6 million (net of tax) represented the cumulative effect on US GAAP earnings of adopting FAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ at 1 April 2001. The cumulative adjustment to profit under US GAAP for the year ended 31 March 2003 of GBP 141.1 million (net of tax) represents the cumulative effect on US GAAP earnings of adopting revised FAS 133 guidance effective from 1 April 2002 issued by the Derivatives Implementation Group (‘DIG’) under Issue C15 ‘Normal Purchase and Normal Sales Exception for Certain Option–Type Contracts and Forward Contracts in Electricity’ and Issue C16 ‘Applying the Normal Purchases and Normal Sales Exception to Contracts that Combine a Forward Contract and Purchased Option Contract’.

FAS 142 ‘Goodwill and Other Intangible Assets’ was effective for the group from 1 April 2002. In accordance with FAS 142, goodwill is no longer amortised under US GAAP and instead goodwill is subject to an impairment test performed at least annually. The adjustment ‘Amortisation of goodwill’ for the year ended 31 March 2003 represents the reversal of amortisation of goodwill charged under UK GAAP. The group has completed its annual goodwill impairment analysis required under FAS 142 and has concluded that goodwill is not impaired. The impact of reporting under FAS 142 for the year ended 31 March 2002 would have been to reduce the loss under US GAAP by GBP 172.5 million to GBP 714.5 million and to reduce the loss per share under US GAAP by 9.38 pence per share to 38.88 pence per share.

(b) Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP:

	31 March 2003 GBPm	31 March 2002 GBPm
Equity shareholders’ funds under UK GAAP	4,638.3	4,731.4
US GAAP adjustments:
Goodwill	572.3	572.3
Business combinations	(226.3)	(174.2)
Amortisation of goodwill	51.0	(84.2)
ESOP shares held in trust	(38.2)	(38.9)
US regulatory net assets	1,007.9	1,042.8
Pensions	(412.8)	222.9
Cash dividends	132.2	126.1
Revaluation of fixed assets	(54.0)	(54.0)
Depreciation on revaluation uplift	10.5	8.5
Decommissioning and mine reclamation liabilities	0.4	60.7
PacifiCorp Transition Plan costs	56.1	86.9
FAS 133	(66.8)	(308.2)
Other	(12.1)	(3.4)
Deferred tax:
Effect of US GAAP adjustments	(157.4)	(316.9)
Effect of differences in methodology	(21.4)	(21.3)

Equity shareholders’ funds under US GAAP	5,479.7	5,850.5

The FAS 133 adjustment represents the difference between accounting for derivatives under UK and US GAAP. FAS 133 requires all derivatives, as defined by the standard, to be marked to market value, except those which qualify for specific exemption under the standard or associated DIG guidance, for example those defined as normal purchases and normal sales. The derivatives which are marked to market value in accordance with FAS 133 include only certain of the group’s commercial contractual arrangements as many of these arrangements are outside the scope of FAS 133. In addition, the effect of these changes in the fair value of certain long term contracts entered into to hedge PacifiCorp’s future retail energy resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or liabilities pursuant to FAS 71 ‘Accounting for the Effects of Certain Types of Regulation’. The FAS 133 adjustment included within equity shareholders’ funds at 31 March 2003 of GBP 66.8 million is offset by a US regulatory net asset of GBP 320.6 million included within ‘US regulatory net assets’ above.

The Pensions adjustment included within equity shareholders’ funds at 31 March 2003 of GBP 412.8 million is offset by a US regulatory asset of GBP 148.4 million included within ‘US regulatory net assets’ above.

11 Contingent liabilities

Thus Flotation

In November 1999, the group floated a minority stake in its internet and telecommunications business, Thus plc. This gave rise to a contingent liability to corporation tax on chargeable gains, estimated at amounts up to GBP 570 million.

On 19 March 2002, the group demerged its residual holding in Thus Group plc (the new holding company of Thus plc). The charge referred to above could still arise, in certain circumstances, before 19 March 2007. Members of the ScottishPower group have agreed to indemnify Thus Group plc for any such liability, except in circumstances arising without the consent of the ScottishPower group.

Legal Proceedings

The group’s businesses are parties to various legal claims, actions and complaints, certain of which involve material amounts. Although the group is unable to predict with certainty whether or not it will ultimately be successful in these legal proceedings or, if not, what the impact might be, the directors currently believe that disposition of these matters will not have a materially adverse effect on the group’s consolidated Accounts.

12 Exchange rates

The exchange rates applied in the preparation of the Preliminary Statement and quarterly Accounts were as follows:

	Year ended 31 March
	2003		2002
Average rate for quarters ended
30 June	$1.46	/GBP	$1.42	/GBP
30 September	$1.55	/GBP	$1.44	/GBP
31 December	$1.57	/GBP	$1.44	/GBP
31 March	$1.60	/GBP	$1.43	/GBP

Closing rate as at 31 March	$1.58	/GBP	$1.42	/GBP